SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                November 23, 2006

                                 CORUS GROUP plc
                 (Translation of Registrant's Name into English)

                                   30 Millbank
                             London SW1P 4WY England
                    (Address of Principal Executive Offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                              Form 20-F X  Form 40-F
                                       ---          ---

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                 Yes       No X
                                    ---      ---

      (Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders)

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                 Yes       No X
                                    ---      ---

      (Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and is not distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.)

        Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934:

                                 Yes       No X
                                    ---      ---

    (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - _____)


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23 November 2006


Corus Group plc ("The Company")


COMPANIES ACT 1985 SECTIONS 198-203 - DISCLOSURE OF INTERESTS IN SHARES


This notification relates to the issued ordinary shares of the Company ("shares") and is given in fulfilment of the obligations imposed under section 198 to 203 of the Companies Act 1985 (`the Act").

The Company received notification today that on 20 November 2006, The Goldman Sachs Group, Inc., ("GS Inc") of 85 Broad Street, New York, NY 10004, USA, was interested, by attribution only, in a total of 36,068,206 shares of the issued share capital of the Company.

Of these 36,068,206 shares:

a. The interest in 2,421,659 shares arose from an interest held by Goldman, Sachs & Co., a wholly owned direct subsidiary of GS Inc, acting as cutodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited.

b. The interest in 31,531,144 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc. These shares are, or will be, registered at CREST in account CREPTEMP.

c. The interest in 2,682 shares arose from the interest held by GS&Co., acting as custodian of 894 American Depositary Receipts ("ADRs"). These ADRs are, or will be, held at the Depositary Trust Company of New York ("DTC").

d. The interest in 23,200 shares arose from a beneficial interest held by GS&Co. in 7,733 ADRs. These ADRs are, or will be, held at the DTC.

e. The interest in 2,089,313 shares arose from a beneficial interest of 13,685,000 3% 01/11/2007 convertible bonds held by Goldman Sachs International, a wholly-owned subsidiary of GS Inc.

f. The interest in 208 shares arose from the interest held by GS&Co., acting as discretionary manager of 69 ADRs. These ADRs are, or will be, held at the DTC.

END

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         CORUS GROUP plc



Date: November 23, 2006                  By: Theresa Robinson
    -----------------------                  ----------------
                                         Name: Mrs Theresa Robinson
                                               Group Secretariat Co-ordinator